[Quest Resource Corporation Letterhead]


September 13 2005

Mr. Mark A Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporation Finance
Washington, D.C. 20549-0405
(202) 772-9220 (Fax)

      Re:   Quest Resource Corporation
            Form 10-KSBT/A for the Transition Period from June 1, 2004 to December 31, 2004
            Filed April 08, 2005
            Response letter from SEC dated August 29, 2005
            File No. 000-17371


Dear Mr. Wojciechowski:

     In response to your letter dated August 29, 2005 of your review of Form 10-KSBT/A for the Transition Period from June 1, 2004 to December 31, 2004, please note the following reply. The paragraph numbers below correspond to those in your letter of August 29, 2005.

     As requested, the proposed draft disclosure revisions to the Form 10-KSBT/A are provided below. We are providing these disclosures to the staff for their review prior to filing the Form 10-KSBT/A in order to obtain the staff's confirmation that these disclosures are responsive to the staff's comments. Upon receipt of such confirmation, we will promptly file the amended filing.

Form 10-KSBT/A for the Transition Period from June l, 2004 to December 31, 2004
-------------------------------------------------------------------------------

General
-------

Commission Comment:

     1. Your response to comment 1 letter B to our letter dated July 27, 2005 does not include the per share data required by Exchange Act Rule 13a-10(b). Please ensure this information is included in the related footnote to your amendment of the 2004 Form 10-KSBT.

Registrant Response:

     As requested, the per share data required by Exchange Act Rule 13a-10(b) will be included in the related footnote to the disclosure revisions to the Form 10-KSBT/A.

Securities and Exchange Commission
September 13, 2005
Page 2 of 5


Commission Comment:

     2. Please provide the primary beneficiary analysis you performed under paragraphs 14 and 15 of FIN46(R), including any calculations and schedules supporting your response to prior comment 5, from our letter dated June 22, 2005, stating "substantially all of the risk resides with Quest Resource Corporation," as the reason you have consolidated the financial statements of Quest Cherokee. Please ensure that you address your economic standing at each stage in which your entitlements change, relative to Arclight.

Registrant Response:

     Paragraph 14 of FIN 46 provides as follows: "An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected loses, receive a majority of the entity's expected residual return, or both. An enterprise shall consider the rights and obligation conveyed by its variable interest with the variable interests held by other parties to determine whether its variable interests absorb a majority of the variable entity's losses, receive a majority of the entity's expected residual returns or both. If one enterprise absorbs a majority of the variable interest expected losses and another enterprise will receive a majority of the entity's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest." (emphasis added)

     Under the terms of the limited liability company agreement for Quest Cherokee, income and loss are allocated (subject to certain limited exceptions) 70% to the Class B members and 30% to the Class A members. However, a member may not be allocated losses if the allocation would cause that member's capital account to be negative at a time when other members have a positive capital account. Since the Class A member initially only had a $100 capital account and the Company had a $51 million capital account (under the terms of the Company's limited liability company agreement), virtually all losses will be allocated to the Class B members until the Class B members have been allocated losses equal to their initial capital accounts. Thereafter, losses will be allocated 70% to the Class B members and 30% to the Class A Members. The following chart summarizes the allocation of losses under the limited liability company agreement:

                                      Allocation of losses
                             --------------------------------------
                             $0 to $333     $334 to        Over
                                          $51,000,100   $51,000,100

        Class A Units               30%           0%        30%

        Class B Units               70%         100%        70%

     Based on the above analysis, the Company will in all cases be allocated a majority of Quest Cherokee's losses. In addition, under the limited liability company agreement, items of income are allocated (subject to certain limited exceptions) 70% to the Class B members and 30% to the Class A members.

     "Net Cash Flow" of Quest Cherokee (as defined in the limited liability company agreement) was initially to be distributed 15% to the holders of the Class B Units until the subordinated notes were repaid, with the holders of the subordinated notes receiving the remaining 85% of Net Cash Flow as payment of principal and interest on the subordinated notes. On February 11, 2005, the limited liability company agreement was amended to change these

Securities and Exchange Commission
September 13, 2005
Page 3 of 5

percentages to 10% and 90%, respectively. During the time that the Notes are outstanding, the Class A units are not entitled to any distributions of Net Cash Flow. The following chart summarizes the distribution of Net Cash Flow under the limited liability company agreement:

                    Interest in Net Cash Flow                     Interest in Net Cash Flow
                     Before February 11, 2005                      After February 11, 2005
--------------------------------------------------------------------------------------------------
                             After Note    After Note                  After Note     After Note
                             Paid Off       Paid Off                   Paid Off and    Paid Off
               Before Note   and Before    and After     Before Note    and Before     and After
                Paid Off      33% IRR       33% IRR       Paid Off       33% IRR      33% IRR

Class A Units           0%         60%         30%             0%           60%          35%
Class B Units         100%         40%         70%           100%           40%          65%

     Based on the foregoing, the Company believes that it will receive a majority of Quest Cherokee's expected residual returns. However, paragraph 14 of FIN 46 states that even if the Class A members were to receive a majority of the expected residual returns, Quest Cherokee still must be consolidated with the Company since it will absorb a majority of the losses in all cases.

Commission Comment:

     3. Your response to comment 2 from our letter dated July 27, 2005 indicates the interest payable on the subordinated notes is payable "in-kind" and the interest amounts are added to the principal balance outstanding. However, you did not discuss the method by which you are accounting for amounts payable under the internal rate of return provision, which appears to require a separate calculation from that used in figuring the interest applied to the outstanding balance. We reissue prior comment 2.

Registrant Response:

     Cherokee Energy Partners, LLC (the ArcLight affiliate that invested in Quest Cherokee) has two distinct investments in Quest Cherokee, LLC. It holds both a debt security (15% subordinated promissory notes) and an equity security (all of the Class A units in Quest Cherokee).

     The subordinated promissory notes carry a stated interest rate of 15%. The interest is currently being accrued and reflected in the income statement of the Company as discussed in the Company's July 27, 2005 letter. Once the Company has paid the accrued interest and principal on the notes, the debt security will be paid-off, the notes will be cancelled and the Company will have no further liability with respect to the debt securities owned by Cherokee Energy Partners.

     Until the subordinated notes have been paid in full, the Class A members are not entitled to any dividends or other distributions with respect to their equity securities (as discussed above in response to Comment 2, all cash that is distributed with respect to the equity securities of Quest Cherokee during this time will be paid to the holders of the Class B units). After the subordinated notes have been repaid, if Quest Cherokee has available net cash flow and the board of managers determines to make an equity distribution to its members, then the Class A members will be entitled to receive equity distributions with respect to their Class A units in an amount equal to 60% of the net cash flow that is distributed to Quest Cherokee's equity holders. At such time as the Class A unit holders have received total cash (including amounts paid with respect to the subordinated notes) in an amount that equals a 30% IRR, then the portion of any future equity

Securities and Exchange Commission
September 13, 2005
Page 4 of 5

distributions that the Class A units will be entitled to receive will decrease from 60% to 35%. Any amounts that the Class A members receive with respect to the Class A units are equity distributions in the nature of dividends or partnership distributions and therefore no accrual for these possible future equity distributions is required or appropriate under GAAP.

Exploration and Production Activities, page 7
---------------------------------------------
Natural Gas and Oil Reserves, page 8
------------------------------------

Commission Comment:

     4. In response to prior comment 1, from our comment letter dated June 22, 2005, you state that the amounts presented on page 8 and in Note 18 are not presented to be the same information. As such, in addition to including the standardized measure of discounted net cash flows in a footnote, include a discussion explaining the reasons you are presenting different amounts, and the methods of calculation utilized.

Registrant Response:

     The information presented in the line item "Future Net Cash Flows (after operating expenses) on page 8 is the same as the line item "Future Cash Flows Before Income Taxes" in Note 18 ($611 million for the seven months ended December 31, 2004). To avoid confusion, we will revise the caption on page 8 to correspond to the caption in Note 18.

     The standardized measure of discounted net cash flow present in Note 18 is an after tax present value number. The "Present Value of Future Cash Flows" on page 8 is a pre-tax present value number that was taken directly from the Company's third party engineering report. We will revise the caption for this line item to read "Present Value of Future Cash Flows Before Income Taxes". Management believes that this information is typically disclosed in filings for exploration and production companies and that investors use this information (in addition to the standardized measure of net cash flow) to compare relative reserve values on a pre-tax basis. We will add additional disclosure indicating that the "Present Value of Future Cash Flows Before Income Taxes" is computed by the Company's third party engineering firm and the reason the Company is presenting the additional information.

Commission Comment:

     5. In response to prior comment 3, from our letter dated July 27, 2005, you indicate that you do not believe a revision is necessary because no difference would result from the inclusion of the hedge adjusted prices. You focus on the impact the hedge adjusted prices have on the ceiling test impairment without discussing the impact to the Standardized Measure of Discounted Future Net Cash Flows required by SFAS 69. As you are amending your filing for other matters, please revise the appropriate disclosures to comply with the provisions of SAB Topic 12 (D)(3)(b).

Registrant Response:

          The following changes will be added to the table in Note 18 to reflect the impact of hedges:

Securities and Exchange Commission
September 13, 2005
Page 5 of 5

                                                   Seven Months
                                                 Ended December 31,     Years Ended May 31,
                                                 ------------------     -------------------
                                                       2004              2004           2003
                                                       ----              ----           ----
Standardized  measure of discounted net cash
flows before hedges                                  295,603,000      233,944,000    47,068,000
Future hedge settlements                             (21,954,000)     (19,788,000)   (4,867,000)
                                                     -----------      -----------    ----------
Standardized  measure of discounted net cash
flows after hedges                                   273,649,000      214,156,000    42,201,000

          Additionally, Note 1 (Basis of Presentation and Summary of Significant Accounting Policies) - Natural Gas and Oil Properties will be updated to address the ceiling calculation on an after hedge impact as follows:

     The ceiling is the estimated after-tax future net revenue from proved natural gas and oil properties discounted at 10% per annum plus the lower of cost or fair market value of unproved properties adjusted for the present value of all future oil and gas hedges.

     If you have any questions or require any additional information with respect to this letter, please telephone the undersigned at (405) 488-1306, extension 23.


                                        Very truly yours,


                                        /s/ David Grose
                                        --------------------------------
                                        David Grose
                                        Chief Financial Officer